FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

For the month of August, 1999

                              RADICA GAMES LIMITED
                 (Translation of registrant's name into English)

            Suite R, 6/F., 2-12 Au Pui Wan Street, Fo Tan, Hong Kong
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or 40-F

         Form 20-F    X              Form 40-F
                  -----------                  ------------

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes                          No   X
             --------                    --------

         If "yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

         Contents:

               1.   Quarterly Report for the Quarter Ended June 30, 1999
               2.   Press Release dated August 9, 1999
               3.   Press Release dated July 22, 1999
               4.   Press Release dated July 6, 1999
               5.   Press Release dated June 28, 1999
               6.   Press Release dated June 7, 1999

         This Report on Form 6-K shall be deemed to be incorporated by reference into the Registrant's Registration Statements on Form S-8 (No. 33-86960, No. 333-7000 and No. 333-59737) and on Form F-3 (No. 333-7526 and No. 333-79005).

                               QUARTERLY REPORT *

For the quarterly period ending June 30, 1999

Commission File Number 0-23696



                              RADICA GAMES LIMITED
               (Exact name of registrant as specified in charter)


         Bermuda                                             N/A
(Country of Incorporation)                  (I.R.S. Employer Identification No.)


            Suite R, 6/F., 2-12 Au Pui Wan Street, Fo Tan, Hong Kong
                    (Address of principal executive offices)


Registrant's telephone number, including area code:  (852) 2693 2238


         Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such
filing requirements for the past 90 days. Yes   x    No
                                              -----     -----

         Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date.

                  Class                       Outstanding at June 30, 1999
---------------------------------------       ----------------------------
Common Stock, par value $0.01 per share               17,833,394




------------------------

* As a foreign private issuer, the registrant is not required to file reports on Form 10-Q. It intends to make voluntary quarterly reports to its stockholders which generally follow the Form 10-Q format. Such reports, of which this is one, are furnished to the Commission pursuant to Form 6-K.

                         PART I -- FINANCIAL INFORMATION



Item 1.  Financial Statements

                              RADICA GAMES LIMITED

                                    FORM 6-K

         The accompanying consolidated financial statements have been prepared by the Company, without audit, and reflect all adjustments which are, in the opinion of management, necessary for a fair statement of the results for the interim periods. The statements have been prepared in accordance with the regulations of the Securities and Exchange Commission (the "SEC"), but omit certain information and footnote disclosures necessary to present the statements in accordance with generally accepted accounting principles in the United States of America.

         These financial statements should be read in conjunction with the financial statements, accounting policies and notes included in the Form 20F for the year ended October 31, 1998 as filed with the Securities and Exchange Commission. Management believes that the disclosures are adequate to make the information presented herein not misleading.

                                       RADICA GAMES LIMITED

                                   CONSOLIDATED BALANCE SHEETS

                                            ASSETS

                                                                    JUNE 30,        DECEMBER 31,
                                                                  -------------     -------------
(US Dollars in thousands, except share data)                          1999              1998
                                                                  -------------     -------------
                                                                   (unaudited)       (unaudited)
Current Assets:
Cash and cash equivalents                                             $ 33,336          $ 47,527
Accounts receivable, net of allowances for doubtful accounts of $444 ($446 at Dec. 31, 1998) and estimated customer
  returns of $329 ($1,077 at Dec. 31, 1998)                             14,946            14,860
Inventories, net of provision of $2,180 ($2,437 at Dec. 31, 1998)
  (Note 3)                                                              21,612            20,294
Prepaid expenses and other current assets                                2,199             1,796
Income taxes receivable                                                    329                 -
Deferred income taxes (Note 7)                                           3,766             3,754
                                                                  -------------     -------------

        Total current assets                                            76,188            88,231
                                                                  -------------     -------------

Investment in affiliated company                                           141               703
                                                                  -------------     -------------

Property, plant and equipment, net (Note 4)                             16,819            16,500
                                                                  -------------     -------------

Intangible assets, net (Note 6)                                         15,200             2,750
                                                                  -------------     -------------

Deferred income taxes, noncurrent (Note 7)                                   6                 6
                                                                  -------------     -------------

        Total assets                                                 $ 108,354         $ 108,190
                                                                  =============     =============

                           LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
Short term borrowings (Note 8)                                         $ 1,115               $ -
Accounts payable                                                         9,162             6,911
Accrued warranty expenses                                                1,400             2,500
Accrued payroll and employee benefits                                    1,064             2,688
Accrued advertising expenses                                               281             1,308
Accrued sales expenses                                                   1,055             3,598
Commissions payable                                                        229               764
Accrued other expenses                                                   6,006             2,534
Income taxes payable                                                       264             2,152
                                                                  -------------     -------------

        Total current liabilities                                       20,576            22,455
                                                                  -------------     -------------

Notes payable (Note 9)                                                  12,345                 -
                                                                  -------------     -------------

        Total liabilities                                               32,921            22,455
                                                                  -------------     -------------

Shareholders' equity:
Common stock
  par value $0.01 each, 100,000,000 shares authorized,
  17,833,394 shares outstanding (18,896,694 at Dec. 31, 1998) (Note 10)    178               189
Additional paid-in capital                                               1,031             9,382
Retained earnings                                                       74,229            76,215
Cumulative translation adjustment                                           (5)              (51)
                                                                  -------------     -------------

       Total shareholders' equity                                       75,433            85,735
                                                                  -------------     -------------

       Total liabilities and shareholders' equity                    $ 108,354         $ 108,190
                                                                  =============     =============

                   See accompanying notes to consolidated financial statements.

                                                       RADICA GAMES LIMITED

                                              CONSOLIDATED STATEMENTS OF OPERATIONS


(US Dollars in thousands, except per share data)                  Three months ended                    Six months ended
                                                                       June 30,                              June 30,
                                                           -------------------------------      --------------------------------
                                                               1999              1998               1999              1998
                                                           --------------    -------------      --------------    --------------
                                                            (unaudited)      (unaudited)         (unaudited)       (unaudited)

REVENUES:
Net sales                                                       $ 23,756         $ 34,265            $ 41,662          $ 62,238
Cost of sales                                                    (13,683)         (14,791)            (22,809)          (26,943)
                                                           --------------    -------------      --------------    --------------
Gross profit                                                      10,073           19,474              18,853            35,295
                                                           --------------    -------------      --------------    --------------

OPERATING EXPENSES:
Selling, general and administrative expenses                      (5,736)          (5,875)             (9,787)          (12,280)
Research and development                                          (1,152)          (1,280)             (2,192)           (1,927)
Depreciation and amortization                                     (1,238)          (1,324)             (2,174)           (1,790)
Acquired research and development                                      -           (1,500)                  -            (1,500)
                                                           --------------    -------------      --------------    --------------
Total operating expenses                                          (8,126)          (9,979)            (14,153)          (17,497)
                                                           --------------    -------------      --------------    --------------

OPERATING INCOME                                                   1,947            9,495               4,700            17,798

OTHER INCOME                                                         244              198                 356               306

SHARE OF LOSS OF AFFILIATED COMPANY                                 (322)             (52)               (562)              (98)

NET INTEREST INCOME                                                  336              564                 954             1,041
                                                           --------------    -------------      --------------    --------------

INCOME BEFORE INCOME TAXES                                         2,205           10,205               5,448            19,047

PROVISION FOR INCOME TAXES (Note 7)                                    -              (44)                (89)              (58)
                                                           --------------    -------------      --------------    --------------

NET INCOME                                                       $ 2,205         $ 10,161             $ 5,359          $ 18,989
                                                           ==============    =============      ==============    ==============

EARNINGS PER SHARE - BASIC: (Note 11)

Net earnings per share                                            $ 0.12           $ 0.50              $ 0.29            $ 0.93
                                                           ==============    =============      ==============    ==============

Average number of shares outstanding                          18,102,586       20,480,579          18,526,295        20,429,976
                                                           ==============    =============      ==============    ==============

EARNINGS PER SHARE - ASSUMING DILUTION: (Note 11)

Net earnings per share and
  dilutive potential common stock                                 $ 0.12           $ 0.47              $ 0.28            $ 0.87
                                                           ==============    =============      ==============    ==============

Average number of shares and dilutive
   potential common stock outstanding                         18,969,534       21,726,418          19,484,686        21,702,444
                                                           ==============    =============      ==============    ==============

                                   See accompanying notes to consolidated financial statements.

                                                      RADICA GAMES LIMITED

                                         CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                                                            (unaudited)
                                                     (US dollars in thousands)

                                                Common stock
                                                ------------           Additional                    Cumulative      Total
                                            Number                       paid-in       Retained     translation   shareholders'
                                          of shares        Amount        capital       earnings      adjustment      equity
                                        --------------- ------------- -------------- -------------  ------------- -------------

Balance at December 31, 1998                18,896,694         $ 189        $ 9,382      $ 76,215           $(51)     $ 85,735
Cancellation of repurchased stock           (1,317,500)          (13)        (8,787)       (7,345)             -       (16,145)
Stock options exercised                        254,200             2            436             -              -           438
Net income                                           -             -              -         5,359              -         5,359
Foreign currency translation                         -             -              -             -             46            46
                                        --------------- ------------- -------------- -------------  ------------- -------------
Balance at June 30, 1999                    17,833,394         $ 178        $ 1,031      $ 74,229           $ (5)     $ 75,433
                                        =============== ============= ============== =============  ============= =============

                                  See accompanying notes to consolidated financial statements.

                                    RADICA GAMES LIMITED

                           CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (US dollars in thousands)

                                                             Six months ended June 30,
                                                      ------------------------------------
                                                            1999                1998
                                                      ----------------    ----------------
                                                         (unaudited)         (unaudited)
Cash flow from operating activities:
Net income                                                  $   5,359            $ 18,989
Adjustments to reconcile net income to net cash
  provided by operating activities:
  Deferred income taxes                                           (12)                  -
  Depreciation                                                  1,124                 956
  Amortization                                                  1,050                 833
  Share of loss of affiliated company                             562                  98
  Acquired research and development                                 -               1,500
  Loss on disposal and write off of
    property, plant and equipment                                  17                   5
  Changes in assets and liabilities:
    Accounts receivable                                         1,249              (5,579)
    Inventories                                                    27              (8,147)
    Prepaid expenses and other current assets                    (264)                425
    Accounts payable                                            1,598               2,152
    Accrued payroll and employee benefits                      (1,624)                483
    Commissions payable                                          (535)                370
    Accrued advertising expenses                               (1,027)              1,820
    Accrued sales expenses                                     (2,543)                989
    Accrued warranty expenses                                  (1,100)               (223)
    Accrued other expenses                                      2,460               1,029
    Income taxes payable                                       (1,919)               (151)
                                                      ----------------    ----------------

Net cash provided by operating activities                       4,422              15,549
                                                      ----------------    ----------------

Cash flow from investing activities:
  Decrease in short-term investments                                -               5,012
  Proceeds from sale of property, plant and equipment              21                  13
  Purchase of property, plant and equipment                    (1,266)             (3,998)
  Purchase of Girl Tech assets                                      -              (2,400)
  Acquisition of LMP, net of cash acquired                     (1,661)                  -
  Investment in an affiliate company                                -                (963)
                                                      ----------------    ----------------

Net cash used in investing activities                          (2,906)             (2,336)
                                                      ----------------    ----------------

Cash flow from financing activities:
  Repurchase of common stock                                  (16,145)            (13,741)
  Funds from stock options exercised                              438                 822
                                                      ----------------    ----------------

Net cash used in financing activities                         (15,707)            (12,919)
                                                      ----------------    ----------------

Net decrease in cash and cash equivalents                   $ (14,191)           $    294

Cash and cash equivalents:
  Beginning of period                                          47,527              41,977
                                                      ----------------    ----------------

  End of period                                             $  33,336            $ 42,271
                                                      ================    ================

Supplementary disclosures of cash flow information:
Cash paid during the period:
  Interest                                                  $       -            $      -
  Income taxes                                              $   1,983            $    209

                See accompanying notes to consolidated financial statements.

                              RADICA GAMES LIMITED
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
                            (US dollars in thousands)

1.   ORGANIZATION AND BASIS OF FINANCIAL STATEMENTS

     The consolidated financial statements include the accounts of the Company and all subsidiaries. Investments in affiliates, owned more than 20 percent but not in excess of 50 percent, are recorded using the equity method. All significant intra-group transactions and balances have been eliminated on consolidation.

     The Company designs, develops, manufactures and distributes a variety of electronic handheld and mechanical games. On June 24, 1999, the Company acquired all of the business and operating assets of Leda Media Products Limited, a supplier of video game controllers.

     The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and are presented in US dollars as the Company's sales are predominantly denominated in US dollars.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Cash and cash equivalents - Cash and cash equivalents include cash on hand, cash accounts, interest-bearing savings accounts, and time certificates of deposit with a maturity at purchase date of three months or less.

     Inventories - Inventories are stated at the lower of cost, determined by the weighted average method, or market. Provision for potentially obsolete or slow-moving inventory is made based on management's analysis of inventory levels and future expected sales.

     Depreciation and amortization of property, plant and equipment - Depreciation is provided on the straight-line method at rates based upon the estimated useful lives of the property, generally not more than seven years except for leasehold land and buildings which are 50 years or where shorter, the remaining term of the lease, by equal annual instalments. Costs of leasehold improvements and leased assets are amortized over the life of the related asset or the term of the lease, whichever is shorter. Upon sale or retirement, the costs and related accumulated depreciation or amortization are eliminated from the respective accounts and any resulting gain or loss is included in income.

     Intangible assets - Intangible assets primarily represent the excess of the purchase price of acquisition of a business over the fair value of the net assets acquired. Intangible assets also represent cost allocated to brand names. Such assets are amortized on a straight-line basis over the period estimated to be benefited, but not to exceed 40 years. The carrying value of intangible assets is periodically reviewed by the Company and impairments are recognized when there is a permanent diminution in value. The Company policy is to charge a full year of amortization in the year of acquisition.

     Mold costs - The Company expenses all mold costs in the year of purchase or for internally produced molds, in the year of construction.

                              RADICA GAMES LIMITED

                            (US dollars in thousands)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     Revenue recognition - Revenues are recognized as sales when merchandise is shipped. The Company permits the return of damaged or defective products and accepts limited amounts of product returns in certain other instances. Accordingly, the Company provides allowances for the estimated amounts of these returns at the time of revenue recognition, based on historical experience adjusted for known trends.

     Investments - Debt securities which the Company has both the positive intent and ability to hold to maturity are classified as held-to-maturity and carried at amortized cost. Debt securities which might be sold prior to maturity are classified as available-for-sale and carried at approximate fair value. Any material unrealized gains and losses related to available-for-sale investments, net of applicable taxes, are reported in other comprehensive income. The Company determines the appropriate classification of securities at the time of purchase and evaluates such classification as of each balance sheet date.

     Income taxes - Income taxes are provided based on an asset and liability approach for financial accounting and reporting of income taxes. Deferred income tax liabilities or benefits are recorded to reflect the tax consequences in future years of differences between the tax basis of assets and liabilities and the financial reporting amounts at each year end. A valuation allowance is recognized if it is more likely than not that some portion of, or all of, a deferred tax asset will not be realized.

     Advertising - The production costs of advertising are expensed by the Company the sooner of the first time the advertising takes place or the invoice date for the media purchase. Advertising costs associated with customer benefit programs are accrued as the related revenues are recognized.

     Foreign currency translation - Assets and liabilities of foreign currency are translated into US dollars using the exchange rates in effect at the balance sheet date. Revenues and expenses of foreign currency are translated into US dollars using average monthly exchange rates during each reporting period. The impact of exchange rate changes is shown as "Cumulative Translation Adjustment" in shareholders' equity. Net gains (losses) from foreign exchange transactions of $222 and $(91) for the six months ended June 30, 1999 and 1998 respectively, are included in selling, general and administrative expenses.

     Post-retirement and post-employment benefits - The Company does not provide
     post-retirement   benefits   other   than   pensions   to   employees   and
     post-employment benefits are immaterial.

     Warranty - Future warranty costs are provided for at the time of revenue recognition based on management's estimate by reference to historical experience adjusted for known trends.

                              RADICA GAMES LIMITED

                            (US dollars in thousands)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     Stock options - The Company continues to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", in accounting for its stock options. As a result, no compensation expense has been recognized as the exercise price of the Company's employee stock options equals the market price of the underlying stock at the date of grant. Pro forma disclosures of the effect on net income and earnings per share as if the Company had accounted for its employee stock options under the fair value method prescribed by Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation", are shown in note 12.

     Comprehensive income - Comprehensive income includes both net income and other comprehensive income (loss). Other comprehensive income (loss) for the six months ended June 30, 1999 and 1998 of $46 and $(14), represented foreign currency translation adjustments. Accumulated other comprehensive loss included in the accompanying condensed consolidated balance sheets as of June 30, 1999 and December 31, 1998 was $5 and $51, consisting of the accumulated foreign currency translation adjustment.

     Earnings per share - Earnings per share is based on the weighted average number of shares of common stock and dilutive potential common stock outstanding. Dilutive potential common stock results from dilutive stock options. The effect of such dilutive potential common stock on net income per share is computed using the treasury stock method.

     Use of estimates - The  preparation  of financial  statements in conformity
     with  generally  accepted   accounting   principles  requires  the  use  of
     estimates. Actual results could differ from those estimates.

3.   INVENTORIES

     Inventories by major categories are summarized as follows:

                                 June 30,  December 31,
                                   1999        1998
                             ------------  ------------

     Raw materials               $ 5,034       $ 4,580
     Work in progress              7,047         6,731
     Finished goods                9,531         8,983
                             ------------  ------------
                                 $21,612       $20,294
                             ============  ============

                              RADICA GAMES LIMITED

                            (US dollars in thousands)

4.   PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment consists of the following:

                                                 June 30,     December 31,
                                                  1999            1998
                                             ------------     -------------

     Land and buildings                         $ 12,047        $ 11,958
     Plant and machinery                           6,741           5,777
     Furniture and equipment                       5,329           4,191
     Leasehold improvements                        2,374           2,192
                                             ------------     -------------
        Total                                   $ 26,491        $ 24,118
     Less: Accumulated depreciation and
           amortization                           (9,672)         (7,618)
                                             ------------     -------------
          Total                                 $ 16,819        $ 16,500
                                             ============     =============

5.   ACQUISITION

     On June 24, 1999, Radica acquired all of the business and operating assets of Leda Media Products Limited ("LMP"), the leading supplier of video game controllers in the U.K. The Company purchased LMP for approximately $16 million. The acquisition price consisted of cash payment of approximately $2.6 million, LMP net indebtedness of approximately $1.1 million and issuance of notes payable for $12.3 million. The transaction has been accounted for using the purchase method. The purchase price has been allocated to the assets acquired and liabilities assumed based on estimates of fair values as of the acquisition date. The Company recorded intangible asset of approximately $13.5 million which is being amortized on a straight-line basis over a fifteen year fiscal period.

6.   INTANGIBLE ASSETS

     The Company purchased the assets and business of KidActive, LLC, dba Girl Tech(TM) during the quarter ended June 30, 1998. KidActive, LLC, dba Girl Tech(TM) was a development stage enterprise and had not traded prior to the Company's acquisition of its assets. The Company purchased the assets and business of KidActive, LLC, dba Girl Tech(TM) for $2.4 million in cash plus 190,094 shares, a total of $6 million. Of this $4.5 million was capitalised as goodwill and brand name, and $1.5 million was written off immediately as purchased research and development. This cost is being amortized over a three year fiscal period on a straight-line basis.

     Intangible assets consist of the excess of purchase price over the estimated fair value of net assets acquired in acquisition of LMP and Girl Tech. Accumulated amortization was $2,800 and $1,750 at June 30, 1999 and December 31, 1998, respectively.

                              RADICA GAMES LIMITED

                            (US dollars in thousands)

7.   INCOME TAXES

     The components of income before income taxes are as follows:

                                   Six months ended June 30,
                                ------------------------------
                                   1999                 1998
                                ----------           ----------

     United States               $   415              $  7,189
     International                 5,033                11,858
                                ----------           ----------
                                 $ 5,448              $ 19,047
                                ==========           ==========


     As the Company's subsidiary in the People's Republic of China ("PRC") is a sino-foreign joint venture enterprise, it was eligible for an exemption from income tax for two years starting from the first profitable year of operations and thereafter a 50 percent relief from income tax for the following three years under the Income Tax Law of the PRC. That subsidiary had its first profitable year of operations in the year ended December 31, 1997 and has been taxed at a 12% rate from January 1, 1999. In addition, under the existing processing arrangement and in accordance with the current tax regulations in the PRC, manufacturing income generated in the PRC is not subject to PRC income taxes.

     The provision (credit) for income taxes consists of the following:


                                        Six months ended June 30,
                                        ------------------------
                                            1999         1998
                                        ----------    ----------

    United States
         Federal tax                    $      (25)   $      112
         State tax                               3           (44)
                                        ----------    ----------
                                        $      (22)   $       68
                                        ----------    ----------

    International
         Current income tax             $      111    $      (10)
                                        ----------    ----------

    Total provision for income tax      $       89    $       58
                                        ==========    ==========

                              RADICA GAMES LIMITED

                            (US dollars in thousands)

7.   INCOME TAXES (Continued)

     A reconciliation between the provision for income taxes computed by applying the statutory tax rates in the United States for the six months ended June 30, 1999 and 1998 to income before income taxes and the actual provision for income taxes is as follows:

                                                      Six months ended June 30,
                                                    ---------------------------
                                                       1999             1998
                                                    ----------       ----------

     US statutory rate                                      34%              34%
                                                    ----------       ----------

     Provision for income taxes at
       statutory rate on income for the period      $    1,852       $    6,476
     State taxes                                             3              (44)
     International rate differences                     (1,715)          (4,032)
     Accounting (gains) losses for which
       deferred income tax cannot be recognized           (166)          (1,277)
     Decrease in valuation allowance                        --           (1,107)
     Other                                                 115               42
                                                    ----------       ----------
     Income tax provision                           $       89       $       58
                                                    ==========       ==========




     Deferred income taxes reflect the net tax effect of temporary differences between the amounts of assets and liabilities for income tax purposes compared with the respective amounts for financial statement purposes. At June 30, 1999 and December 31, 1998 deferred income taxes comprised:


                                                      June 30,    December 31,
                                                        1999          1998
                                                     ----------   -----------
     Deferred tax assets (liabilities):
     Excess of tax over financial
          reporting depreciation                     $      (79)   $      (79)
     Advertising allowances                                  96           445
     Bad debt allowances                                    151           151
     Inventory reserves                                      49            44
     Tax losses                                           3,020         1,714
     Sales allowances and returns reserves                  392         1,665
     Other                                                  143          (180)
                                                     ----------   -----------
                                                     $    3,772    $    3,760
                                                     ==========   ===========

                              RADICA GAMES LIMITED

           (US dollars in thousands, except share and per share data)

8.   SHORT-TERM BORROWINGS

     Prior to the acquisition of Leda Media Products Limited ("LMP"), the Company had no borrowings. On June 24, 1999, the Company acquired all of the business and operating assets of LMP, and assumed all of its liabilities. LMP had entered into receivables securitization facilities whereby the trade debtors were the subject of an invoice discounting agreement with recourse. Since the acquisition, notice has been given to terminate the agreement. At June 30, 1999, LMP was indebted in the amount of $1,115. The weighted average interest rate on borrowings was 7%.

9.   NOTES PAYABLE

     On June 24, 1999, the Company entered into a $12.3 million guaranteed loan agreement with the sellers as part of the financing of the LMP acquisition. The interest rate on the loan notes is 130 basis points below the US$ LIBOR offered rate and is payable quarterly. The loan is subject to certain financial covenants and will mature between December 2000 and December 2004.

10.  COMMON STOCK

     During the quarter ended June 30, 1999, the Company repurchased 982,700 shares at an average price of $11.79 per share under the Company's authorized repurchase programs. In total 1,317,500 shares have been repurchased in the six month period ending June 30, 1999 at an average price of $12.21 per share. All repurchased shares were cancelled. As of June 30, 1999, approximately 72,100 shares remain available for repurchase under the repurchase programs.

                              RADICA GAMES LIMITED

           (US dollars in thousands, except share and per share data)

11.  EARNINGS PER SHARE

     The following information shows the numbers used in computing earnings per share and the effect on income and the weighted average number of shares of dilutive potential common stock:

                                                Six months ended June 30, 1999
                                            ------------------------------------
                                                                      Earnings
                                            Numerator   Denominator   per share
                                            ----------  -----------   ----------
     Basic earnings per share:
     Net income                             $    5,359   18,526,295   $   0.29
                                            ==========                ==========
     Effective of dilutive options                          958,391
                                                        -----------

     Diluted earnings per share:
     Net income, assuming
       all dilutive options exercised       $    5,359   19,484,686   $   0.28
                                            ==========  ===========   ==========


     Options on 867,847 shares of common stock were not included in computing diluted earnings per share since their effects were antidilutive.

                                              Three months ended June 30, 1999
                                            ------------------------------------
                                                                      Earnings
                                            Numerator   Denominator   per share
                                            ----------  -----------   ----------
     Basic earnings per share:
     Net income                             $    2,205   18,102,586   $   0.12
                                            ==========                ==========
     Effective of dilutive options                          866,948
                                                        -----------

     Diluted earnings per share:
     Net income, assuming
       all dilutive options exercised       $    2,205   18,969,534   $   0.12
                                            ==========  ===========   ==========


     Options on 811,585 shares of common stock were not included in computing diluted earnings per share since their effects were antidilutive.

                              RADICA GAMES LIMITED

           (US dollars in thousands, except share and per share data)

12.  STOCK OPTIONS

     The Company's 1994 Stock Option Plan (the "Stock Option Plan") provided for options to be granted for the purchase of an aggregate of 1,600,000 shares of common stock at per share prices not less than 100% of the fair market value at the date of grant as determined by the Compensation Committee of the Board of Directors. Following approval at the annual shareholders meetings in April 1997 and 1998, the Stock Option Plan's aggregated common stock increased by 400,000 and 800,000 respectively. In total, the Stock Option Plan's aggregate common stock increased to 2,800,000 shares available for options. Options under this plan are generally exercisable ratably over five years from the date of grant unless otherwise provided.

     Option activity for the six months ended June 30, 1999:-

                                                              Weighted average
                                              Number           exercise price
                                            of shares             per share
                                            ---------             ---------
                                         (in thousands)

     Outstanding at December 31, 1998            2,041         $    6.58
     Options granted                               290             11.66
     Options exercised                            (254)             1.73
     Options cancelled                             (38)             4.78
                                            ----------
     Outstanding at June 30, 1999                2,039         $    7.94
                                            ==========

     Exercisable at June 30, 1999                  333         $    7.08

                              RADICA GAMES LIMITED

                (US dollars in thousands, except per share data)

12.  STOCK OPTIONS (Continued)

     The following is additional information relating to options outstanding as of June 30, 1999:

                                         Options Outstanding                      Options exercisable
                        -------------------------------------------------   ------------------------------
                                                         Weighted average
                                        Weighted average    remaining                     Weighted average
     Exercise             Number        exercise price     contractual        Number       exercise price
     price range         of shares        per share        life (years)     of shares        per share
     -----------         ---------        ---------        ------------     ---------        ---------
                      (in thousands)                                     (in thousands)

    1.090 to 2.000               607        $    1.31          6.8                  112      $    1.37
    2.001 to 4.000               337             3.50          7.8                  115           3.48
    4.001 to 6.000                 8             5.00          8.0                    2           5.00
    6.001 to 8.000                47             6.79          8.1                    2           8.00
    8.001 to 10.000               45             9.84          9.7                    1           9.00
    10.001 to 12.000             421            10.91          9.5                   -              -
    12.001 to 14.000             186            12.70          9.5                    9          12.89
    14.001 to 16.000             140            14.83          9.2                    5          15.60
    16.001 to 18.000             151            16.89          8.9                   43          17.33
    18.001 to 20.000              96            19.06          8.8                   44          18.91
                      ---------------                                     -------------
                               2,038        $    7.94          8.3                  333      $    7.08
                      ===============                                     =============


     Pro forma information regarding net income and earnings per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS No. 123. The weighted average fair value of stock options at date of grant of $4.61 and $8.95 per option for the six months ended June 30, 1999 and 1998, respectively, were estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

                                                 Six months ended June 30,
                                               ------------------------------
                                                  1999               1998
                                               -----------        -----------

     Expected life of options                    5 years            5 years
     Risk-free interest rate                       5.1%               6.5%
     Expected volatility of underlying stock        35%                50%
     Dividends                                       0%                 0%


     The Black-Scholes option pricing model requires the input of highly subjective assumptions, including the expected volatility of stock price. Because changes in subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing model does not necessarily provide a reliable single measure of the fair value of the stock options.

                              RADICA GAMES LIMITED

                (US dollars in thousands, except per share data)

12.  STOCK OPTIONS (Continued)

     If the Company had accounted for its stock option plans by recording compensation expenses based on the fair value at grant date for such awards consistent with the method of SFAS No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts as follows:

                                              Six months ended June 30,
                                           ------------------------------
                                               1999              1998
                                           ------------      ------------

     Pro forma net income                       $ 4,720          $ 18,627
     Pro forma earnings per share:
       Basic                                       0.25              0.91
       Diluted                                     0.24              0.86


13.  CONCENTRATIONS OF CREDIT RISK AND MAJOR CUSTOMERS

     Accounts receivable of the Company are subject to a concentration of credit risk with customers in the retail sector. This risk is limited due to the large number of customers composing the Company's customer base and their geographic dispersion, though the Company had three United States customers which accounted for more than twenty-seven percent, twenty-five percent and twelve percent of net sales in the three months ended June 30, 1999 and three United States customers which accounted for more than thirty-two percent, fourteen percent and ten percent of net sales in the six months ended June 30, 1998. The Company performs ongoing credit evaluations of its customers' financial condition and, generally, requires no collateral from its customers.

14.  ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

     The estimated fair value of financial instruments is made in accordance with the requirements of SFAS No. 107, "Disclosures about Fair Value of Financial Instruments". The estimated fair value amounts have been determined by the Company, using available market information and appropriate valuation methodologies. The estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

     The  carrying  amounts  of  cash  and  short-term   investments,   accounts
     receivable and accounts payable are reasonable estimates of their fair value.

                              RADICA GAMES LIMITED

                            (US dollars in thousands)

15.  COMMITMENTS AND CONTINGENCIES

     The Company leases certain warehouses and equipment under operating leases. Total expense for the operating leases was $223 and $170 for the six months ended June 30, 1999 and 1998, respectively.

     At June 30, 1999, the Company was obligated under operating leases requiring future minimum lease payments as follows:

                                             Operating leases
                                             ----------------

     1999                                       $        127
     2000                                                249
     2001                                                134
     2002                                                108
     2003                                                106
     Thereafter                                          586
                                                ------------
     Total minimum lease payments               $      1,310
                                                ============

     At June 30, 1999, certain leasehold land and buildings with a net book value of $4,815 and bank balances of $3,871 were pledged to secure general banking facilities including overdraft and trade facilities granted to the Company.

16.  RETIREMENT PLAN

     The  Company   has   defined   contribution   retirement   plans   covering
     substantially all employees in Hong Kong. Under these plans, eligible employees may contribute amounts through payroll deductions which are 5% or more of individual salary, supplemented by employer contributions ranging from 5% to 10% of individual salary depending on the years of service. The expenses related to these plans were $89 and $53 for the six months ended June 30, 1999 and 1998, respectively.

                              RADICA GAMES LIMITED

                            (US dollars in thousands)

17.  SEGMENT INFORMATION

     Effective the first quarter of 1999, the Company adopted the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" (SFAS 131). The adoption of SFAS 131 did not affect results of operations or financial position, but did affect the disclosure of segment information. As a result of this change, certain reclassifications have been made to prior periods amounts to comply with the requirements of SFAS 131.

     The Company operates in one principal industry segment: the design, development, manufacture and distribution of a variety of electronic and mechanical handheld and tabletop games. The Company evaluates performance and allocates based on income or loss from operations before income taxes. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies.

     Information about the Company's operations in different geographic areas is set forth in the table below. Segment sales and operating income before taxes are attributed to countries based on the location of customers, while identifiable assets are reported based on their location.

                                                                      Income before        Identifiable
                                                    Net Sales          income taxes           Assets
                                                  -----------------------------------------------------
                                                             Six months ended                June 30,
                                                               June 30, 1999                  1999
                                                  ----------------------------------      -------------
United States and Canada                               $ 40,525             $ 5,419          $  25,038
China and Asia Pacific                                      280                  29             66,822
Europe and other countries                                  857                   -             16,494
                                                  --------------      --------------      -------------
                                                       $ 41,662             $ 5,448          $ 108,354
                                                  ==============      ==============      =============

                                                             Six months ended              December 31,
                                                               June 30, 1998                    1998
                                                  ----------------------------------      -------------

United States and Canada                               $ 60,515            $ 18,363           $  34,508
China and Asia Pacific                                    1,419                 633              73,153
Europe and other countries                                  304                  51                 529
                                                  --------------      -------------       -------------
                                                       $ 62,238            $ 19,047           $ 108,190
                                                  ==============      ==============      =============

                              RADICA GAMES LIMITED

                            (US dollars in thousands)

18.      VALUATION AND QUALIFYING ACCOUNTS

                                                  Balance at      Charged        Release        Balance
                                                  beginning       for the          of           at end
                                                  of period       period        provision      of period
                                                  ----------     ----------     ----------     ---------
Six months ended June 30, 1999
  Allowances for doubtful accounts                  $   446          $   3        $    (5)      $   444
  Estimated customer returns                          1,077            312         (1,060)          329
  Provision for inventories                           2,437              -           (257)        2,180
                                                  ----------     ----------     ----------     ---------
  Total                                             $ 3,960          $ 315        $(1,322)      $ 2,953
                                                  ==========     ==========     ==========     =========

Six months ended June 30, 1998
  Allowances for doubtful accounts                  $ 1,028          $   -        $  (120)      $   908
  Estimated customer returns                          2,783              -         (1,135)        1,648
  Provision for inventories                           2,922              -         (1,506)        1,416
                                                  ----------     ----------     ----------     ---------
  Total                                             $ 6,733          $   -        $(2,761)      $ 3,972
                                                  ==========     ==========     ==========     =========

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

         The following discussion should be read in conjunction with the attached financial statements and notes thereto, and with the audited financial statements, accounting policies and notes included in the Company's Annual Report on Form 20-F for the year ended October 31, 1998 as filed with the United States Securities and Exchange Commission.

RESULTS OF OPERATIONS -- QUARTER ENDED JUNE 30, 1999
COMPARED TO THE SAME PERIOD ENDED IN 1998

         The following table sets forth items from the Company's Consolidated Statements of Operations as a percentage of net revenues:

                                           Three months ended June 30,
                                         -------------------------------
                                             1999              1998
                                         ------------      ------------

Net revenues                                  100.0%            100.0%
Cost of sales                                  57.6%             43.2%

Gross margin                                   42.4%             56.8%
Selling, general and administrative            24.2%             17.1%
Research and development                        4.8%              3.7%
Depreciation and amortization                   5.2%              3.9%
Acquired research and development                 -               4.4%

Operating income                                8.2%             27.7%
Other income                                    1.0%              0.6%
Share of loss of affiliated company             1.3%              0.2%
Interest income, net                            1.4%              1.7%

Income before income taxes                      9.3%             29.8%
Provision for income taxes                        -               0.1%

Net income                                      9.3%             29.7%


         The Company made an after tax profit of $2.2 million for the second quarter ended June 30, 1999 or $0.12 per fully diluted share versus $10.2 million or $0.47 per fully diluted share for the same period last year. Total revenues for the second quarter ended June 30, 1999 were $23.8 million, compared to $34.3 million for the same period in 1998.

         The following table sets out the percentages of sales achieved from each category of products:


                                                           Three months ended June 30,
                              --------------------------------------------------------------------------------
                                              1999                                     1998
                              --------------------------------------    --------------------------------------
                               % of Net       Units          No. of      % of Net       Units         No. of
Product Lines                Sales Value       Sold          Models     Sales Value      Sold         Models
----------------------       -----------    ----------     ---------    -----------   ----------    ----------
                                          (in thousands)                            (in thousands)

Fishing/Hunting games            29.7%            575            9          48.4%        1,285             5

Combat games                      5.1%            140            5           3.7%          102             3

Sports games                      4.3%             92            9          11.9%          289             8

Casino games                      8.9%            480           24           7.3%          594            45

Heritage games                    8.7%            274           10           6.5%          205            11

Extreme games                     1.8%             54            2           7.8%          177             2

Girl Tech games                   5.3%            104            5              -            -             -

ODM products                     36.2%          1,841           15          14.4%          972             8
                             -----------    ----------     ---------    -----------   ----------    ----------
Total                           100.0%          3,560           79         100.0%        3,624            82
                             ===========    ==========     =========    ===========   ==========    ==========


         The gross profit for the second quarter decreased to $10.1 million from $19.5 million in the same period of fiscal 1998 and the gross margin decreased to 42.4% from 56.8% for the same period last year. The decrease in gross margin for the quarter was the result of lower pricing for the Hasbro Group as part of a new long-term contract combined with a higher proportion of ODM sales in Q2 `99 (36.2%) compared to Q2 `98 (14.4%) as a result of shipments of two new Hasbro Star Wars products, namely Naboo Fighter(TM) and Destroyer Droid(TM). The Company expects to ship a further two Star Wars products for Hasbro, Pod Racer(TM) and Ask the Force(TM), in Q3.

         Operating income for the second quarter ended June 30, 1999 decreased to $2 million from $9.5 million for the same period last year. Operating expenses decreased to $8.1 million in the second quarter ended June 30, 1999 from $10 million in the same period in 1998, due to a decrease in variable sales related costs, and decreases in depreciation and amortization and research and development costs due to the effect of the Girl Tech(TM) acquisition in Q2 `98. These reductions were offset by a quarterly charge of $0.3 million for the amortization of the goodwill purchased in the previously announced acquisition of Leda Media Products Limited ("LMP"), the leading supplier of controllers in the United Kingdom. The operating margin was 8.2% during the quarter compared to 27.7% during the same period last year.

The following table lays out the changes in operating expenses for the major expense categories.

                                        Three months ended June 30,
                                        --------------------------
                                           1999            1998
                                        ----------      ----------
                                          (dollars in thousands)
Advertising and promotion expenses         $ 2,148         $ 1,983
Commissions                                    416           1,151
Indirect salaries and wages                  1,568           1,646
Research and development expenses            1,152           1,280


CAPITAL RESOURCES AND LIQUIDITY

         Cash and cash equivalents totaled $33.3 million at June 30, 1999, a decrease of $14.2 million from December 31, 1998. Working capital at June 30, 1999 was $55.6 million, a $10.2 million decrease from working capital of $65.8 million at December 31, 1998. The decrease in working capital is due primarily to an increase in net income offset by the repurchase of 1,317,500 shares at an average price of $12.21 per share during the period.

         Prior to the acquisition of LMP, the Company had no short-term borrowings. On June 24, 1999, the Company purchased LMP and assumed all of its liabilities. There were $1.1 million of short-term borrowings at June 30, 1999.

         As part of the financing of the LMP acquisition, the Company entered into a $12.3 million guaranteed loan agreement with the sellers. The interest rate on the loan notes is 130 basis points below the US$ LIBOR offered rate and is payable quarterly. The loan is subject to certain financial covenants and will mature between December 2000 and December 2004.

         During the quarter ended June 30, 1999, the Company repurchased 982,700 shares at an average price of $11.79.

         The Company believes that its existing cash and cash equivalents and cash generated from operations are sufficient to satisfy the current anticipated working capital needs of its core business.


               The foregoing discussion contains forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from projected results as a result of various factors including those set forth in the Company's Annual Report on Form 20-F for year ended October 31, 1998, as filed with the Securities and Exchange Commission. In particular, see "Item 1. Description of Business - Risk Factors" in such Report on Form 20-F.

Item 3.  Qualitative and Quantitative Disclosures About Market Risk


MARKET RISK DISCLOSURES

         The following discussion about the Company's market risk disclosures contains forward-looking statements. Forward-looking statements are subject to risks and uncertainties. Actual results could differ materially from those discussed in the forward-looking statements. The Company is exposed to market risk related to changes in interest rates and foreign currency exchange rates. The Company does not have derivative financial instruments for hedging, speculative, or trading purposes.

INTEREST RATE SENSITIVITY

         Most of the Company's $13.4 million principal amount of indebtedness at June 30, 1999 bears an interest rate that fluctuates based on changes in the US$ LIBOR offered rate. A 1% change in the underlying US$ LIBOR offered rate would result in an approximate $134,000 change in the annual amount of interest payable on such debt.

FOREIGN CURRENCY RISK

         The Company believes that its exposure on currency exchange fluctuation risk is insignificant because the Company's transactions with international vendors are generally denominated in US dollars, which is considered to be the functional currency of the Company and its subsidiary. The currency exchange impact on intercompany transactions was immaterial for the quarter ended June 30, 1999.

         PART II -- OTHER INFORMATION


Item 1.  Legal Proceedings

         None.

Item 2.  Changes in Securities and Use of Proceeds

         None.

Item 3.  Defaults Upon Senior Securities

         None.

Item 4.  Submission of Matters to a Vote of Security Holders

         None.

Item 5.  Other Information

         None.

Item 6.  Exhibits and Reports on Form 8-K

         (a)      Exhibits

                  None.

         (b)      Reports on Form 8-K

                  None.

         Pursuant to the requirements of Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                          RADICA GAMES LIMITED




Date:    August 19, 1999                  /S/ David C.W. Howell
      ----------------------              -------------------------
                                          David C.W. Howell
                                          President Asia Operations
                                          Chief Financial Officer